March 4, 2020
Via E-mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

       Re:     TEGNA Inc.
               Soliciting Materials filed pursuant to Rule 14a-12
               Filed February 28, 2020 by Standard General L.P., et al. File No. 001-06961

Dear Mr. de Wied:

       We have reviewed the above-captioned filing and have the following comment.

1. We note your assertion that TEGNA's board of directors does not have a single independent director with industry operating experience. This appears to conflict with TEGNA's disclosures that its board is comprised of "industry leaders" with "significant experience" in broadcasting. With a view toward enhanced disclosure in future filings, please provide us with the factual foundation for your assertion about the board.

                                               *   *   *

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions